Mesoblast Limited

Level 38, 55 Collins Street

Melbourne, VIC 3000

Australia

December 23, 2024

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

via EDGAR

RE:	Mesoblast Limited

Registration Statement on Form F-3

Filed: December 13, 2024

Securities Act File No.: 333-283799

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, Mesoblast Limited (the “Registrant”) hereby respectfully requests acceleration of its Registration Statement on Form F-3 (File No. 333-283799), initially filed on December 13, 2024, so that it will become effective at 9:00 a.m. (Eastern time) on December 27, 2024, or as soon as practicable thereafter.

If you have any questions, or require any additional information, please do not hesitate to email Andrew Reilly, the Registrant’s outside counsel, at andrew.reilly@rimonlaw.com.

The Registrant hereby acknowledges that, if the Securities and Exchange Commission (or its staff, acting pursuant to delegated authority) (the “Commission”) declares the filing effective, such action:

(i)	does not foreclose the Commission from taking any action with respect to the filing;

(ii)	does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)	may not be asserted by the Registrant as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Mesoblast Limited

By:	/s/ Andrew Chaponnel
Andrew Chaponnel
Interim Chief Financial Officer